Better Choice Company Inc.
166 Douglas Road E
Oldsmar, FL 34677

July 7, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention: Sherry Haywood and Russel Mancuso

Re:	Better Choice Company Inc.
Registration Statement on Form S-1
File No. 333-234349

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Better Choice Company Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:30 p.m. Eastern Standard Time on July 10, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Erika L. Weinberg at (212) 906-1297.
Thank you for your assistance in this matter.
[Signature Page Follows]

Very truly yours,

BETTER CHOICE COMPANY INC.

By:	/s/ Werner von Pein
Name:	Werner von Pein
Title:	Chief Executive Officer

cc:    Erika L. Weinberg, Esq., Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]